Exhibit 99.5

Neutrans Inc.

(Company)

Consent to act as director of the Company

To: Company

I consent to act as a director of the Company subject to, and with the benefit of the provisions of, its memorandum and articles of association.

I certify that I have attained the age of 18 years.

I am not disqualified by the memorandum and articles of association of the Company or any law from acting as a director of the Company.

/s/ Sudhagar A/L Sathival	10/02/2025
Sudhagar A/L Sathival	Date signed